Exhibit 12.1

Statements re: Computation of Ratios
$ in millions

	February 3, 2018	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014
Ratio of earnings to fixed charges:
Earnings:
Earnings from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,817	$1,816	$1,310	1,387	$1,083
Fixed charges:
Interest portion of rental expense	235	232	235	250	254
Interest expense	75	72	80	90	100
Total fixed charges	310	304	315	340	354

Earnings available for fixed charges	$2,127	$2,120	$1,625	$1,727	$1,437

Ratio of earnings to fixed charges	6.86	6.97	5.16	5.08	4.06